Exhibit 2.1

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Amendment, dated as of March 29, 2005 (this “Amendment”) to the Agreement and Plan of Merger, dated as of February 14, 2005, among Verizon Communications Inc., a Delaware corporation, Eli Acquisition, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Verizon Communications Inc., and MCI, Inc., a Delaware corporation, as previously amended by letter agreement dated as of March 4, 2005, among the parties to the Merger Agreement (as so amended, the “Merger Agreement”), is entered into by the parties to the Merger Agreement. Capitalized terms used but not defined herein shall have the respective meanings specified in the Merger Agreement.

WHEREAS, Parent, Merger Sub and the Company have entered into the Merger Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement as provided in this Amendment; and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have deemed this Amendment advisable and in the best interests of their respective companies;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Merger Consideration and Related Provisions.

(a) Section 1.8(a) of the Merger Agreement shall be amended and restated to read in its entirety as follows:

“At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Company Restricted Shares and Excluded Shares) shall be converted into the right to receive (i) a number (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the greater of (A) 0.4062 and (B) the quotient obtained by dividing $14.75 by the Average Parent Stock Price (the “Stock Consideration”), and (ii) an amount in cash equal to $8.35 minus the amount of the Special Cash Dividend declared pursuant to Section 6.16 (the “Per Share Cash Amount”), without interest, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.5 (such shares and cash, the “Base Merger Consideration”). Notwithstanding the foregoing, if the

Exchange Ratio is greater than 0.4062, then Parent shall have the right, in its absolute discretion, to reduce the Exchange Ratio to an amount no less than 0.4062 and, in such case, the Per Share Cash Amount shall be increased by an amount (rounded to the nearest hundredth of a cent) equal to the product of (x) the amount by which Parent has reduced the Exchange Ratio and (y) the Average Parent Stock Price. The Exchange Ratio and the Per Share Cash Amount determined above shall be subject to adjustment pursuant to Section 1.10 (as so adjusted, the “Merger Consideration”). For purposes of this Agreement, “Average Parent Stock Price” shall mean the volume weighted average of the closing prices of Parent Common Stock, as such prices are reported on the NYSE Composite Transactions Tape, for each of the 20 trading days ending on the third trading day immediately preceding the Effective Time.”

(b) Section 1.10(g) of the Merger Agreement shall be amended by (i) deleting the words “shall be equal to the product of (x) 0.4062” and replacing them with the words “following such adjustment shall be equal to the product of (x) the Exchange Ratio prior to such adjustment”, and (ii) deleting each reference to the number “$1,725,000,000” and replacing it with the number “$1,775,000,000”.

(c) Section 3.28 of the Merger Agreement shall be amended by (i) deleting the words “February 13, 2005” and replacing them with the words “March 29, 2005”, and (ii) deleting the words “, the Special Cash Dividend and the $0.40 per share cash dividend declared by the Board of Directors of the Company on February 11, 2005” and replacing them with the words “and the Special Cash Dividend”.

(d) Section 6.16 of the Merger Agreement shall be amended by (i) deleting the words “unless prohibited by applicable law or covenants in instruments of Indebtedness existing as of the date hereof” and replacing them with the words “to the extent not prohibited by applicable law or covenants in instruments of Indebtedness existing as of the date hereof”, and (ii) deleting the reference to the number “$4.10” and replacing it with the number “$5.60”.

2. Representations and Warranties.

(a) The first paragraph of Article III of the Merger Agreement shall be amended by (i) adding, immediately after the words “prior to the date hereof”, the words “or in the Company’s Form 10-K for the year ended December 31, 2004”, and (ii) adding, immediately after the words “any such Company SEC Document”, the words “or such Form 10-K”.

(b) The first paragraph of Article IV of the Merger Agreement shall be amended by (i) adding, immediately after the words “prior to the date hereof”, the words “or in Parent’s Form 10-K for the year ended December 31, 2004”, and (ii) adding, immediately after the words “any such Parent SEC Document”, the words “or such Form 10-K”.

3. Non-Solicitation. Section 6.5(c) of the Merger Agreement shall be amended by (a) deleting the words “two Business Days” in the parenthetical to clause (ii) in the second proviso of its second sentence and replacing them with the words “three Business Days”, and (b) deleting the words “as a result of an Intervening Event” in its fourth sentence.

4. Termination and Termination Fee.

(a) Section 8.1(d)(ii) of the Merger Agreement shall be amended and restated to read in its entirety as follows:

“(ii) pursuant to the last sentence of Section 6.5(c), if the Company, prior to the termination of this Agreement, pays the Termination Fee (as defined in Section 8.3(a)) to Parent.”

(b) Sections 8.3(a) and 8.3(b) of the Merger Agreement shall be amended and restated to read in their entirety as follows:

“(a) If this Agreement is terminated pursuant to any of the following provisions, the Company shall pay to Parent a fee equal to $240,000,000 (the “Termination Fee”), which Termination Fee, together with the reimbursement of Expenses pursuant to Section 8.3(b), shall be Parent’s sole remedy in respect of termination of this Agreement except in the case of any willful breach of this Agreement by the Company:

(i) Sections 8.1(c)(ii) or (iii);

(ii) Section 8.1(d)(ii);

(iii) Section 8.1(b)(iii), provided that within twelve months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Takeover Proposal; and provided, further, that, solely for purposes of this Section 8.3(a)(iii), the term “Takeover Proposal” shall have the meaning ascribed thereto in Section 6.5(e), except that all references to 15% shall be changed to 40%; or

(iv) Section 8.1(c)(i), provided, that such termination is based on a material breach of Section 6.2.

(b) If the Company is required to pay Parent a Termination Fee, such Termination Fee shall be payable immediately prior to termination of this Agreement in the event of termination by the Company, and not later than one Business Day after the receipt by the Company of a notice of termination from Parent in the event of termination by Parent, in each case by wire transfer of immediately available funds to an account designated by Parent (except that, in the case of termination pursuant to Section 8.1(b)(iii), such payment shall be made on the date of the first to occur of either of the events referred to in the first proviso to Section 8.3(a)(iii)). If the Company is required to pay Parent a Termination Fee, or this Agreement is terminated pursuant to Section 8.1(b)(iii), the Company shall, in addition to any Termination Fee that may be payable, reimburse Parent and Merger Sub for all of their Expenses, up to a maximum amount of $10,000,000, within one Business Day of receipt of written notice from Parent requesting payment thereof.”

5. Ratification. Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. After the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment.

6. Miscellaneous. Section 9.10 of the Merger Agreement shall apply to this Amendment mutatis mutandi. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and shall bind and inure to the benefit of the parties and their respective successors and assigns.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

VERIZON COMMUNICATIONS INC.

By:	/s/ Ivan Seidenberg
Name:	Ivan Seidenberg
Title:	Chairman of the Board and Chief Executive Officer

ELI ACQUISITION, LLC

By:	/s/ John W. Diercksen
Name:	John W. Diercksen
Title:	Executive Vice President Strategy, Planning and Development

MCI, INC.

By:	/s/ Michael D. Capellas
Name:	Michael D. Capellas
Title:	Chief Executive Officer

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